

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 10, 2011

Carl Tedeschi
Chief Executive Officer
Cardio Vascular Medical Device, Corp.
12 Shaar Hagai Street
Haifa, Israel 34554

> **Re:** **Cardio Vascular Medical Device, Corp.**
> **Item 4.01 Form 8-K**
> **Filed March 7, 2011**
> **File No. 000-52818**

Dear Mr. Tedeschi:

We have completed our review of your Form 8-K and do not have any further comments at this time.

Sincerely,

Brian Cascio
Accounting Branch Chief